                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             OMB Approval
FORM 4                                    WASHINGTON, D.C. 20549                             ------------------
|_| Check this box if no                                                                     OMB Number 3235-0287
    longer subject to                                                                        Expires: December 31, 2001
    Section 16. Form 4             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP              Estimated average burden
    or Form 5                                                                                Hours per response....0.5
    obligations may
    continue Instruction
    1(b).
                             Filed pursuant to Section 16(a) of the Securities
                             Exchange Act of 1934, Section 17(a) of the Public
                             Utility Holding Company Act of 1935 or Section
                             30(f) of the Investment Company Act of 1940

(Print or Type Responses)
-------------------------------------------- ----------------------------------------------- ---------------------------------------
1.  Name and Address of Reporting Person*    2.  Issuer Name and Ticker or Trading Symbol    6.  Relationship of Reporting Person(s)
                                                                                                 to Issuer    (Check all applicable)
 SofTech, Inc                                    Workgroup Technology Corporation  (WKGP)         Director         X  10% Owner
-------------------------------------------- -----------------------------------------------  ---                 ---
 (Last)          (First)        (Middle)     3.  IRS or Social Security  4.  Statement for        Officer (give       Other (specify
                                                 Number of Reporting         Month/Year       ---    title below) ---       below)
                                                 Person (Voluntary)
2 Highwood Drive                                    04-2453033                July 2002      -------------------------------------
-------------------------------------------- --------------------------- ------------------- -------------------------------------
                     (Street)                                            5. If Amendment,    7.  Individual or Joint/Group Filing
                                                                            Date of Original                 (Check Applicable Line)
                                                                            (Month/Year)          Form filed by One Reporting Person
                                                                                               ---
                                                                                                X Form filed by More than One
Tewksbury     MA           08176                                                               ---Reporting Person
-----------------------------------------------------------------------------------------------------------------------------------
(City)       (State)          (Zip)           TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
----------------------------------------------------------------------------------------------------------------------------------
1.Title of Security                          2.Trans-    3.Trans-   4. Securities Acquired (A) 5. Amount of   6. Owner-  7.Nature of
 (Instr. 3)                                    action      action      or Disposed of (D)         Securities     ship      Indirect
                                               Date        Code        (Instr. 3, 4 and 5)        Beneficially   Form:    Beneficial
                                                         (Instr. 8)                               Owned at       Direct     Owner-
                                                                                                  End of Month   (D) or      ship
                                              (Month/    -------------------------------------    (Instr. 3      Indirect (Instr. 4)
                                               Day/        Code   V     Amount  (A)or   Price      and 4)         (I)
                                               Year)                            (D)                             (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
Greenleaf Capital, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value                                                                       100,000         D
per share
------------------------------------------------------------------------------------------------------------------------------------
William D. Johnston
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                       100,000         I     Owned by
                                                                                                                         Greenleaf
                                                                                                                          Capital,
                                                                                                                            Inc.
------------------------------------------------------------------------------------------------------------------------------------
SofTech, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                7/2/2002        P            5,000    A   $0.98
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                7/3/2002        P            5,000    A   $0.96
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                7/3/2002        P            5,000    A   $0.98
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                               7/23/2002        P            2,650    A   $0.88
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                               7/24/2002        P            3,400    A   $0.88
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                       129,501         D
------------------------------------------------------------------------------------------------------------------------------------

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                  SEC 1474 (7-96)

FORM 4 (CONTINUED)                TABLE II-- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
--------------   ---------- --------- --------- ------------- ------------- ------------ -------- --------- ---------- -------------
1.Title of       2.Conver-  3.Trans-  4.Trans-  5.Number of   6.Date Exer-  7.Title and  8.Price  9.Number  10.Owner-  11.Nature
  Derivative       sion       action    action    Derivative    cisable and   Amount of   of        of        ship        of
  Security         or         Date      Code      Securities    Expiration    Underlying  Deriv-    Deriv-    Form        Indirect
  Instr. 3)        Exercise             (Instr.   Acquired      Date          Securities  Ative     ative     of          Beneficial
                   Price of  (Month/     8)        (A)or        (Month/Day/   (Instr. 3   Secur-    Secur-    Deriv-      Ownership
                   Deri-      Day/                Disposed of   Year)         and 4)      ity       ities     ative       (Instr.4)
                   vative     Year)               (D)(Instr.                              (Instr    Bene-     Security:
                   Security                       3, 4 and 5)                             5)        ficially  Direct
                                                                                                   Owned     (D) or
                                       ----- --- ----- ----- ------- ------- ----- -------          at End    Indirect
                                        Code  V   (A)   (D)  Date    Expira- Title  Amount          of        (I)
                                                             Exer-   tion           or              Month     (Instr.
                                                             cisable Date           Number          (Instr.    4)
                                                                                    of              4)
                                                                                    Shares
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------




------------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses: SofTech, Inc., Greenleaf Capital, Inc. and William D.
Johnston are filing jointly, because they are members of the same "group", as defined in Section 13(d)(3) of the Exchange Act. William D. Johnston is the
President and sole shareholder of Greenleaf Capital, Inc.


                                                                                SofTech, Inc.

                                                                                /s/ Joseph P. Mullaney            September 13, 2002
**Intentional misstatements or omissions of facts constitute                    -----------------------------     ------------------
  Federal Criminal Violations.                                                  Joseph P. Mullaney                Date
  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                     President and CEO

                                                                                Greenleaf Capital, Inc.

                                                                                /s/ William D. Johnston           September 13, 2002
                                                                                -----------------------------     ------------------
                                                                                William D. Johnston               Date
                                                                                President


                                                                                /s/ William D. Johnston           September 13, 2002
                                                                                -----------------------------     ------------------
                                                                                William D. Johnston               Date



Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.
,Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                                                                              Page 2
                                                                                                                     SEC 1474 (7-96)


FORM 4 (CONTINUED)

Item 1.  Name and Address of Reporting Person (Designated Filer):

SofTech, Inc.                          IRS Number: 04-2453033
2 Highwood Drive
Tewksbury, MA 08176

Item 2.  Issuer Name and Ticker or Trading Symbol:  Workgroup Technology Group (WKGP)

Item 4.  Statement for:  July, 2002

Other Reporting Persons:
-----------------------

Greenleaf Capital, Inc.                IRS Number: 38-3309224
3505 Greenleaf Blvd.
Kalamazoo, MI 49008

William D. Johnston
C/o Greenleaf Capital, Inc.
3505 Greenleaf Blvd.
Kalamazoo, MI 49008

                                                                                                                              Page 3
                                                                                                                     SEC 1474 (7-96)